Albany Atlanta Brussels Denver Los Angeles	New York Philadelphia San Diego San Francisco Washington, DC
THOMAS WARDELL (404) 527-4990	EMAIL ADDRESS twardell@mckennalong.com

October 26, 2012

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Attention:  Ms. Tia L. Jenkins

Re:	U.S. China Mining Group, Inc.
Form 10-K for the Year Ended December 31, 2011
Filed March 30, 2012
Response Dated October 3, 2012
SEC Comment Letter, dated October 15, 2012
File No. 000-53843

Ladies and Gentlemen:

On behalf of our client, U.S. China Mining Group, Inc. (the “Company”), we are responding to the letter to the Company dated October 15, 2012 (the “Comment Letter”) from John Tia L. Jenkins, Senior Assistant Chief Accountant Office of Beverages, Apparel, and Mining, Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”).

Set forth below are the Company’s responses to the comments of the Commission staff (the “Staff”).  For ease of reference, each comment contained in the Comment Letter appears directly above the corresponding response.

Form 10-K for the Year Ended December 31, 2011

Notes to Consolidated Financial Statements, page F-7

2. Summary of Significant Accounting Policies, page F-8

Goodwill, page F-9

United States Securities and Exchange Commission

Comment 1.
We note your response to comment one of our letter dated September 19, 2012, and it appears to us that your fair value estimate for the Tong Gong reporting unit as of December 31, 2011 is based on cash flows for approximately 12 years. Please confirm our understanding and, if so, explain to us why your analysis only considers cash flows for approximately 12 years given Tong Gong’s estimated remaining life of 22 years.

Response:

We did not consider the cash flows for only 12 years.  In calculating the fair value estimate for our Tong Gong reporting unit, we used the income approach valuation techniques to convert future amounts (for example, cash flows or earnings) to a single present value amount through discounted cash flow analysis.  Our projections of our future earnings / cash flows were for the next 5 years and not 12 years.  Because unique annual cash flows cannot be forecasted with reasonable accuracy after 5 years, rather than attempting to forecast the varying cash flow for each individual year after the initial 5 year period, we used a single value representing the discounted value of all subsequent cash flows. This single value is referred to as the terminal value.  The estimated remaining period (reserve life) for Tong Gong at December 31, 2011, is approximately 22 years, as determined by using total resources (4.37 million tons) multiplied by a 70% recovery rate, and divided by estimated annual production of 140,000 tons.

Comment 2.
It appears to us that your Tong Gong profit and loss projections at Exhibit A utilize the same selling price per ton and average cost per ton for both the self-production and brokered coal operations at Tong Gong. Please confirm our understanding and, if so, explain to us the basis for using identical selling price and cost estimates for these different operations at Tong Gong.

Response:

The selling price for the self-production and the brokered coal must be identical, because the Company sells coal to the identical customers.  We used the selling price of the same quarter of last year, with annual 5% year-over-year increases. We estimate the cost based on the historical cost, which was an average number for both the self-production and brokerage coal operation.  To do that, we applied a gross profit rate (or cost rate) based on the actual average gross profit rate (or cost rate) for the first three quarters of 2011 on the sales. Historically, there was very little difference in the costs between production coal and brokerage coal. In 2011, the cost of production coal was $36 (RMB235) while the cost of brokerage coal was $34 (RMB 220). Changing the projection model to reflect these slight differences would not result in any significant change to the projection.  As a result, we simplified the model by applying the identical costs for both operations in the projection.

United States Securities and Exchange Commission

Comment 3.
We note your response to the third bullet point of comment two indicating that “...in China, coal can be sold after a rough sorting or no sorting, albeit at a different selling price.” Please tell us how your ability to sell “run-of-mine” coal has been factored into the estimated selling prices you used in your fair value estimate for the Tong Gong reporting unit as of December 31, 2011 provided at Exhibit A.

Response:

Tong Gong’s output is sold on a raw product basis.  That is, we only sell run of the mine coal.  The raw coal stream is screened to produce sized products sold as steam coal for power generation, cement rotary kilns, and other industrial and home heating uses. The typical breakdown of the size fractions and their use is as follows:

Size	Market
+50 mm	Home use and local factories
50 mm x 25 mm	Local industrial
25 mm x 0	Steam coal

To the extent the coal does go through the rough sorting process, parting bands are selectively separated from the coal during mining and screening processes and by hand-picking to minimize product contamination. At present, the mine screens initially at 250-mm sizing, with manual picking to remove larger size impurities. Secondary screening is utilized to produce commercial sizes. The picked and screened coal is loaded into trucks for transport to local and regional customers and to Heijing-Nenjiang railway 0.5 km from the mine portal.

Typical average product coal quality is:

Air-Dried Basis
Moisture	12.0 (%)
Ash	20.0 (%)
Volatile Matter	44.0 (%)
Sulfur Content	NA
Heat Content (Kcal/kg)	5,350
(Btu/lb)	9,650
(Data from JBT report dated at March 27, 2012)

Tong Gong’s output is sold into steam coal generation, residential heating, and industrial markets. In 2011, the average price for raw coal from the mine was reported to be approximately RMB 380 per ton. Lump coal (plus 25 mm) receives higher realizations up to RMB 500 per ton. According to our consultant’s reports review of year-end 2011, regional pricing, realizations for coal with 20% ash content (Air-Dried Basis), and a heating value of 9,650 Btu/lb (5,350 Kcal/kg [Air-Dried basis]) approximated RMB 590 per ton, including VAT (FOR basis). Lower heating values would receive proportionately lower realization. The Company expected to realize RMB 390 to RMB 400 per ton for steam coal in 2012.  The price for Tong Gong’s coal does not vary between coal that goes through the rough sorting process and coal that is not sorted at all.  As all of the coal sold by Tong Gong is run of mine coal, the price for the coal used in our fair value estimates is necessarily the price for Tong Gong’s run of the mine coal.

United States Securities and Exchange Commission

In our projection, we assumed 5% annual increase in selling price. Our historical record for Tong Gong’s selling price is:

Year	Average Selling Price	Change
2011	RMB 378	+5%
2010	RMB 360	+8%
2009	RMB 332	+44%
2008	RMB 231	--

* * * *

Should you have further comments or require further information, or if any questions should arise in connection with this submission, please call me at (404) 527-4990 or Mr. Douglas Eingurt at (404) 527-4056.

Very truly yours,

/s/ Thomas Wardell

Thomas Wardell

TW:dse

cc:	Hongwen Li
Xinyu Peng